SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)

                              The WMF Group, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    929289106
                                 --------------
                                 (CUSIP Number)

                                    COPY TO:

      Tami E. Nason, Esq.                             Christopher A. Klem, Esq.
      Charlesbank Capital Partners, LLC               Ropes & Gray
      600 Atlantic Avenue                             One International Place
      Boston, MA  02210                               Boston, MA  02110
      (617) 619-5400                                  (617) 951-7410
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].



                               Page 1 of 11 Pages

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 929289106    |                         |    Page 2 of 11 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |    Demeter Holdings Corporation                                  |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |    OO                                                            |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |    Massachusetts                                                 |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |      1,883,231 shares (see Item 5)                  |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |      --                                             |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |      1,883,231 shares (see Item 5)                  |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |      --                                             |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |    1,883,231 shares                                              |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                    |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               |
|         |    35.7%                                                         |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |    CO                                                            |
|         |                                                                  |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 929289106    |                         |    Page 3 of 11 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |    Phemus Corporation                                            |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |    OO                                                            |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |    Massachusetts                                                 |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |      102,671 shares (see Item 5)                    |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |      --                                             |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |      102,671 shares (see Item 5)                    |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |      --                                             |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |    102,671 shares                                                |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                    |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               |
|         |    2.0%                                                          |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |    CO                                                            |
|         |                                                                  |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 929289106    |                         |    Page 4 of 11 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |    Harvard Private Capital Holdings, Inc.                        |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |    OO                                                            |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |    Massachusetts                                                 |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |      960,000 shares (see Item 5)                    |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |      --                                             |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |      960,000 shares (see Item 5)                    |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |      --                                             |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |    960,000 shares                                                |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                    |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)               |
|         |    18.2%                                                         |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |    CO                                                            |
|         |                                                                  |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                               The WMF Group, Ltd.
                               -------------------

                                 Amendment No. 1
                                 ---------------


     This Amendment No. 1 hereby amends the initial Schedule 13D filed on July 10, 1998.

Item 2. Identity and Background.
        ------------------------

     Item 2 is amended in its entirety to read as follows:

     This statement is filed by Demeter Holdings Corporation ("Demeter"), a Massachusetts corporation solely controlled by The President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation and title-holding company for the endowment fund of Harvard University, Phemus Corporation ("Phemus"), a Massachusetts corporation that is solely controlled by Harvard, and Harvard Private Capital Holdings, Inc. ("HPCH"), a Massachusetts corporation that is solely controlled by Harvard. The principal executive offices of Demeter, Phemus and HPCH are located at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Demeter, Phemus and HPCH are charitable companies holding a portion of the endowment fund of Harvard University.

     Demeter's, Phemus' and HPCH's activities are carried on from their offices located at 600 Atlantic Avenue, Boston, Massachusetts 02210.

     Information relating to the directors and executive officers of Demeter, Phemus and HPCH is contained in Exhibit A attached hereto and incorporated herein by reference. All of the directors and executive officers of Demeter, Phemus and HPCH are citizens of the United States of America.

     None of Demeter or Phemus or HPCH or, to the best of Demeter's or Phemus' or HPCH's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Demeter nor Phemus nor HPCH, nor to the best of Demeter's or Phemus' or HPCH's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

     Item 3 is amended by adding thereto the following:

     Beneficial ownership of a warrant to purchase 960,000 shares of the Common Stock of the Issuer was acquired by HPCH pursuant to a Subscription Agreement, dated September 4, 1998, among Commercial Mortgage Investment Trust, Inc. ("CMIT"), HPCH, Capricorn Investors II, L.P. and the Issuer. The warrant, which had previously been issued to CMIT pursuant to a Credit Agreement, dated September 4, 1998, between CMIT and the Issuer, cannot be exercised until 46 days after its issuance (October 20, 1998). In addition, if the Issuer repays the loan extended to it by CMIT pursuant to the Credit Agreement in whole or in part prior to the 46th day after the warrant's issuance, the number of shares which are represented by the warrant will be reduced proportionately up to a total reduction of 75% of the total shares purchasable upon the warrant's exercise.

                               Page 5 of 11 Pages

Item 4. Purpose of Transaction.
        -----------------------

     Item 4 is amended by adding the following to the first paragraph thereof:

     HPCH holds a warrant to purchase 960,000 shares of the Issuer's Common Stock which will be exercisable as of October 20, 1998. Subject to certain contingencies described in Item 3 above, prior to October 20, 1998, the number of shares of the Issuer's Common Stock which are purchasable upon the exercise of the warrant may be reduced by up to 75%.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     Item 5, paragraphs (a), (b) and (c) are amended in their entirety to read as follows:

     (a), (b) Demeter is the beneficial owner of 1,883,231 shares of Common Stock (approximately 35.7% of the shares of Common Stock based on the most recent filing of the Issuer with the SEC and including shares of Common Stock of the Issuer which Demeter has the right to acquire beneficial ownership of within 60 days). The shares of Common Stock reported herein as beneficially owned by Demeter include 10,000 shares of Common Stock that Demeter may acquire at any time upon exercise of an option to purchase such shares at a price of $9.15 per share. Phemus is the beneficial owner of 102,671 shares of Common Stock (approximately 2.0% of the shares of Common Stock based on the most recent filing of the Issuer with the SEC). HPCH is the beneficial owner of 960,000 shares of Common Stock (approximately 18.2% of the shares of Common Stock based on the most recent filing of the Issuer with the SEC). The shares of Common Stock reported herein as beneficially owned by HPCH are represented by a warrant to purchase such shares at a price of $11.25 per share (subject to adjustment) that will be exercisable as of October 20, 1998. Subject to certain contingencies described in Item 3 above, prior to October 20, 1998, the number of shares of the Issuer's Common Stock which are purchasable upon the exercise of the warrant may be reduced by up to 75%, thereby potentially reducing HPCH's beneficial ownership to a minimum of 240,000 shares (approximately 4.6% of the shares of Common Stock based on the most recent filing of the Issuer with the
SEC).

     Each of Demeter, Phemus and HPCH has sole power to vote and sole power to dispose of such shares to which this Statement relates, except as provided in the Existing Assets Management Agreement as described in Item 6.

     (c) See response to Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
        ---------------------------------------------------------------------

     Item 6 is amended in its entirety to read as follows:

     Pursuant to the Existing Assets Management Agreement, dated as of July 1, 1998, between Charlesbank Capital Partners, LLC ("Charlesbank"), Harvard and certain individuals, Charlesbank will act as an investment manager on behalf of Harvard and its affiliates, in connection with certain existing investments of Harvard and its affiliates, including the investment by the reporting persons disclosed herein. In such capacity, Charlesbank will furnish advice to Harvard regarding such investments; monitor such investments; furnish nominees for the boards of directors in connection with such investments; dispose of such investments; perform day-to-day investment and administrative operations, including management of such investments and distributions; and maintain the principal records with respect to such investments.

     As the investment manager, Charlesbank will be entitled to an incentive fee based on the cash receipts generated by the pool of investments of which The WMF Group, Ltd. is a part.


                               Page 6 of 11 Pages

     Harvard may terminate the Existing Assets Management Agreement at any time and for any reason upon thirty days' prior written notice to Charlesbank.


Item 7. Material to be Filed as Exhibits.
        ---------------------------------

Exhibit A  --  Information concerning Reporting Persons' directors and executive officers.


                               Page 7 of 11 Pages

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 1998

DEMETER HOLDINGS CORPORATION


By: /s/ Michael Thonis
    ------------------
    Name: Michael Thonis
    Title: Authorized Signatory


PHEMUS CORPORATION


By: /s/ Michael Thonis
    ------------------
    Name: Michael Thonis
    Title: Authorized Signatory


HARVARD PRIVATE CAPITAL HOLDINGS, INC.


By: /s/ Michael Thonis
    ------------------
    Name: Michael Thonis
    Title: Authorized Signatory

                               Page 8 of 11 Pages

EXHIBIT INDEX
-------------

                                                                            Page Number In
Exhibit                                                                     Sequentially
Number                 Description                                          Numbered Copy
-------                -----------                                          -------------
A                      Information Concerning Reporting                             7
                       Persons' Directors and Executive Officers



                               Page 9 of 11 Pages

                                    EXHIBIT A
                                    ---------

                        Directors and Executive Officers
                        --------------------------------

     The names of the Directors and Executive Officers and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Charlesbank Capital Partners, LLC, 600 Atlantic Avenue, Boston, Massachusetts 02210.


I.   Directors of Demeter Holdings Corporation
     -----------------------------------------

                                    Present Principal
    Name                            Occupation
-------------------                 -----------------
Michael R. Eisenson                 President and Chief Executive Officer,
                                      Charlesbank Capital Partners, LLC

Tim R. Palmer                       Managing Director,
                                      Charlesbank Capital Partners, LLC

Mark A. Rosen                       Managing Director,
                                      Charlesbank Capital Partners, LLC

II.  Executive Officers of Demeter Holdings Corporation
     --------------------------------------------------

                                    Office/Position
    Name                            with Demeter
-------------------                 -----------------

Michael R. Eisenson                 President

Mark A. Rosen                       Vice President

Michael Thonis                      Vice President

Judith A. Murphy                    Acting Treasurer

Tami E. Nason                       Clerk

Kevin M. Brown                      Assistant Clerk

III. Directors of Phemus Corporation
     -------------------------------

                                    Present Principal
    Name                            Occupation
-------------------                 -----------------

Michael R. Eisenson                 President and Chief Executive Officer,
                                      Charlesbank Capital Partners, LLC

Jack R. Meyer                       President,
                                      Harvard Management Company, Inc.

Judith A. Murphy                    Chief Operations Officer,
(Acting Director)                     Harvard Management Company, Inc.


                               Page 10 of 11 Pages

IV.  Executive Officers of Phemus Corporation
     ----------------------------------------

                                    Office/Position
    Name                            with Phemus
-------------------                 -----------------
Michael R. Eisenson                 President

Tim R. Palmer                       Vice President

Michael Thonis                      Vice President

Judith A. Murphy                    Acting Treasurer

Tami E. Nason                       Clerk

Kevin M. Brown                      Assistant Clerk


V.   Directors of Harvard Private Capital Holdings, Inc.
     ---------------------------------------------------

                                    Present Principal
    Name                            Occupation
-------------------                 -----------------

Michael R. Eisenson                 President and Chief Executive Officer
                                      Charlesbank Capital Partners, LLC

Mark A. Rosen                       Managing Director,
                                      Charlesbank Capital Partners, LLC

Tim R. Palmer                       Managing Director,
                                      Charlesbank Capital Partners, LLC


VI.  Executive Officers of Harvard Private Capital Holdings, Inc.
     ------------------------------------------------------------

                                    Office/Position
    Name                               with HPCH
-------------------                 -----------------

Michael R. Eisenson                 President

Jack R. Meyer                       Vice President

John M. Sallay                      Vice President

Judith A. Murphy                    Acting Treasurer

Tami E. Nason                       Clerk

Michael G. Thonis                   Assistant Clerk


                               Page 11 of 11 Pages